UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File No. 0001-34184

SILVERCORP METALS INC.

(Translation of registrant's name into English)

Suite 1750 - 1066 West Hastings Street

Vancouver, BC Canada V6E 3Xl

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2026	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	News Release – May 25, 2026 – Silvercorp Files Listing Application with the Hong Kong Stock Exchange

3